EXHIBIT 99.1

Name	Buy/Sell	Security	Trade Date	Expiration Date	Quantity	Unit Cost
Pershing Square International, Ltd.	Buy	Cash-settled total return swap	August 12, 2008	November 30, 2009	182,121	53.41

Pershing Square International, Ltd.	Buy	Cash-settled total return swap	August 13, 2008	November 30, 2009	308,138	70.36

Pershing Square, L.P.	Buy	Cash-settled total return swap	August 12, 2008	November 30, 2009	115,979	53.41

Pershing Square, L.P.	Buy	Cash-settled total return swap	August 13, 2008	November 30, 2009	191,862	70.36